SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            HIGH CASH PARTNERS, L.P.
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                    42990810
                                 (CUSIP Number)

     Lawrence J. Cohen                               Edward W. Kerson, Esq.
c/o Pembroke Capital II, LC                            Proskauer Rose LLP
 375 Park Avenue, Suite 1                                 1585 Broadway
  New York, New York  10152                          New York, New York 10036
       (212) 399-9193                                    (212) 969-3290

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.  42990810

1        NAME OF REPORTING PERSONS
         Pembroke Capital II, LLC
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         13-3951432

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]
         (b)  [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              12,803
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                            None
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           12,803
PERSON WITH               10        SHARED DISPOSITIVE POWER
                                    None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,803

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

14       TYPE OF REPORTING PERSON* 00 - Limited Liability Company


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                                  SCHEDULE 13D


CUSIP No.  42990810

1        NAME OF REPORTING PERSONS
         Lawrence J. Cohen
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]
         (b)  [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              12,803
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                            None
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           12,803
PERSON WITH               10        SHARED DISPOSITIVE POWER
                                    None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,803

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.3%

14       TYPE OF REPORTING PERSON*
         IN


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                                  Schedule 13D


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following:

         Lawrence J. Cohen, the sole member of Pembroke Capital II, LLC ("PC"), contributed an aggregate of $100,300 in cash, from personal funds, to PC at various times from June 1998 to September 1998 to purchase an aggregate of 2,582 Units.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to add the following:

         On June 5, 1998, June 5, 1998, June 5, 1998, June 29, 1998, September
10, 1998 and September 15, 1998, PC acquired 129, 188, 130, 180, 78 and 80
Units, respectively, in open market transactions for $25.00, $25.00, $33.00, $25.00, $25.00 and $25.00 per Unit, respectively. In addition, on September 24, 1998, PC acquired 1,797 Units for $44.00 per Unit in a privately negotiated transaction pursuant to an agreement described in Item 6 below. As a consequence, PC and Mr. Cohen beneficially own Units as follows:


         A.       PC

                  (a)      Aggregate number of Units beneficially
                           owned: 12,803
                                Percentage: 13.3%
                  (b)      1.   Sole  power to vote or to direct  vote:  12,803
                           2.   Shared power to vote or to direct vote:
                                None
                           3.   Sole power to dispose or to direct the
                                disposition:  12,803
                           4.   Shared power to dispose or to direct the
                                disposition: None
                  (c) Except as set forth above, there were no transactions by PC during the past 60 days.
                  (d) PC has the right to receive and the power to direct the receipt of distribution from, or proceeds from the sale of, the 12,803 Units.
                  (e)      Not applicable.


         B.       Mr. Cohen

                  (a)      Aggregate number of Units


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                           beneficially owned: 12,803
                                Percentage: 13.3%
                  (b)      1. Sole  power to vote or to direct  vote:  12,803
                           2. Shared power to vote or to direct vote:
                              None
                           3. Sole power to dispose or to direct the
                              disposition:  12,803
                           4. Shared power to dispose or to direct the
                               disposition: None
                  (c) Except as set forth above, there were no transactions by Mr. Cohen during the past 60 days.
                  (d) Mr. Cohen may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 12,803 Units
                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is amended to add the following:

                  On September 24, 1998, pursuant to an agreement dated as of April 1, 1998 included in Item 7 (the "Everest Agreement"), PC acquired 1,797 Units from Everest Management, LLC ("Everest") for $44.00 per Unit. Under the Everest Agreement, Everest agreed that, prior to April 1, 2003, it would not, and would not permit any of its affiliates to, directly or indirectly, among other things, acquire or offer to acquire Units, become a participant in any election contest with respect to the Partnership, seek the removal of any general partner of the Partnership or seek to control the Partnership.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended to add the following:

         Agreement dated as of April 1, 1998 among Everest Management, LLC, High Cash Partners L.P. and Pembroke Capital II LLC.

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         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 28, 1998


                                                  PEMBROKE CAPITAL II, LLC


                                                  By:      /s/Lawrence J. Cohen
                                                  Name:    Lawrence J. Cohen
                                                  Title:   Managing Member


                                                           /s/Lawrence J. Cohen
                                                  Name:    Lawrence J. Cohen



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